SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)

15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.)

SIGNATURE

Pursuant to the Requirements of the Securities Exchange Act of 1934,the registrant has duty caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Ricoh Company, Ltd.
(Registrant)

By: /s/ Zenji Miura
Zenji Miura
Senior Vice President

October 31, 2002

INTERIM REPORT
Half year ended September 30, 2002
(Results for the Period from April 1, 2002 to September 30, 2002)

Index
Page
Ricoh Company, Ltd. and Consolidated Subsidiaries
-Policies	1
-Performance	3
-Ricoh Company, Ltd. and Consolidated Subsidiaries –Interim Report	11
-Group Position	12
-Consolidated Performance
1. Statement of Income (Consolidated)	13
2. Net Income Per Share (Consolidated)	14
3. Sales by Product Category (Consolidated)	15
4. Balance Sheets (Consolidated)	17
5. Retained Earnings (Consolidated)	17
6. Statements of Cash Flow (Consolidated)	18
7. Segment Information	19
8. Significant Accounting Policies (Consolidated)	23
9. Notes to Consolidated Financial Statements	25
APPENDIX
1. Quarterly Performance Outline (Consolidated)	27
2. Quarterly Sales by Product Category (Consolidated)	28
3. Forecast (Consolidated)	29
4. 3rd Quarter Performance Forecast (Consolidated)	31
5. Calculation Information Where the Equity Method
Applied to Ricoh’s Leasing Subsidiary	31
Ricoh Company, Ltd.

* The Company bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

Policies and Performance

1. Policies

(1) Basic Management

The Ricoh Group's vision is to be a winner in the 21st century. Under that banner, we aim to continue to provide high reliability and build new value so that we can help customers enhance their productivity and create knowledge whenever and wherever they work.

Our approach covers not only products and services for traditional office setups but also customers working at any time and place in a broadband environment.

Our three-year 14th medium-term management plan, which ends in March 2005, has five basic objectives:
i. Realize a "vital and motivated culture"
ii. Strengthen technologies to become the World No.1 product manufacturing company
iii. Build "Customer-Friendly" and "Environmentally-Friendly"company
iv. Strengthen each business unit and revolutionize group business structures
v. Strengthen management constitution for competitive advantage

(2) Medium-Term Management Strategies and Initiatives to Streamline Administration

We are meeting the challenges of digital networking in our core competence of office equipment. We have accordingly endeavored since our 13th medium-term management plan to network standalone equipment while overhauling our operational structure so we can provide solutions for our systems. These efforts led us to introduce digital machines and MFPs (multifunctional printers), bring out more color products, and step up our drive to provide customers with proposals. These endeavors have improved the contributions of network-connective equipment and solutions to net sales while improving our operating performances.

In the years ahead, demand should continue to rise for fast, color systems that are highly affordable. At the same time, customers will increasingly need offerings that lower the total cost of ownership, supported by solutions that enhance office productivity. Further advances in digital networking will greatly expand the amount of information, making it critical to for customers to better manage the total document volume from their copiers and printers.

Accordingly, our 14th medium-term management strategy focuses on building total document volume and thereby broadening our revenues and earnings base. Our basic strategy has three goals:
- Replacing monochrome products with color models to secure new markets
- Expanding sales of high-speed models to secure more major accounts
- Deploy printing solutions, such as suggesting ways for customers to optimize their equipment, supported by administrative tools to cut the total cost of ownership

Our main initiatives have been to build a full lineup of color MFPs and laser printers while extending our global presence through a direct sales, service, and support network. Our acquisition of Lanier Worldwide, Inc., in 2001 was part of that drive. We are particularly focused on broadening our reach among multinationals.

We are strengthening our technological clout so we can become the world’s best manufacturer, one that can supply highly competitive products and services. Our technological priorities include those to develop next-generation high-speed color imaging equipment, as well as technologies that allow customers to connect various office machines and operate them seamlessly with their preferred applications. Other technological endeavors encompass developing designs that simplify equipment and software and the creation of environmentally friendly products. To strengthen our technological base for such areas, earlier in fiscal 2003 we set up four research centers within our Research and Development Headquarters, including one specializing in photonics and another concentrating on environmental technologies. We also established four operations within the Software Research and Development Headquarters, including the Ubiquitous Solutions Research Center.

To strengthen the management of the entire Ricoh Group to make it a superior competitor, we have accelerated the construction of our supply chain management system. We are also continuing to push ahead with structural reforms to our processes, such as through our total reforms to development processes. In addition, we are striving to more efficiently use our assets and slash costs.

It is obviously a crucial priority for top management to prevent the sorts of scandals that occurred over the past year in Japan and abroad that have at the very least shaken community trust and have, in some cases, toppled major corporations.

The Ricoh Group is addressing these issues by strengthening management in several ways. For example, we are continuing to enhance corporate governance to serve the interests of shareholders and bolster competitiveness. At the same time, we are ensuring that we keep meeting our legal and social obligations by deploying a highly practical risk management system designed to prevent integrity problems from arising. This system’s coverage extends to a framework for daily operations.

1

As an information technology business, the Ricoh Group naturally continues to improve internal administration as part of efforts to tackle information security risks. We have extended our information protection initiatives to new product development. Fruits of these efforts so far in fiscal 2003 include the Imagio Neo 350/450 series of digitally networked multifunctional machines, for which we have won certification under ISO 15408, the international standard for information security.

(3) Challenges

The United States, which drives the global economy, continues to suffer slow growth, and the economic picture risks becoming more cloudy with downturns in the U.S. and Japanese stock markets. We believe that the business environment will become very tough during the current fiscal term, such as through intensified competition in color and digitally networked systems. To continue growing and progressing under this environment, we have to do more than simply eliminate unhappiness among our customers and meet their wishes.

That is why management considers it so critical to build new value that creates dramatically higher standards for customer satisfaction. We will thus focus even more on deploying our customer satisfaction-based management, through which we will identify and address new customer needs. At the same time, we will continue to make steady progress with the revenues and earnings structure reforms that we launched in fiscal 2002 for the Ricoh Group.

As a good corporate citizen, we believe that our mission is to not only meet our legal and social obligations but also to actively contribute to a better society. To that end, we remain true to Ricoh’s long-held goals of being friendly to people and the environment. On the people front, we aim to deliver appliance ease for our customers with the products and services that the Ricoh Group provides. We are pursuing “environmental management,” through which we balance environmental protection with the pursuit of profit.

(4) Dividend Policy

Ricoh endeavors to ensure stable dividends by improving profitability while increasing retained earnings to reinforce its corporate structure and cultivate new businesses. Ricoh uses those retained earnings to strengthen core businesses and invest in new fields from medium- and long-term perspectives.

(5) Thinking and Policies on Reducing Minimal Investment Lots

Ricoh believes that reducing the minimum number of shares required to invest in Ricoh could help attract a broader range of investors to the equity markets while enhancing the liquidity of its shares. However, many investors already trade in Ricoh's shares, so management has concluded that there is no immediate need to reduce the minimum investment lot.

Ricoh plans to keep close tabs on investment patterns and its shareholder composition, and will consider taking steps to alter the minimum lot requirement if need be.

2

2. Performance

(1) Overview
For the three months ended September 30, 2002 and 2001		(Billions of yen)
	Three months ended	Three months ended	Change
	September 30, 2002	September 30, 2001
Domestic sales	224.7	223.9	0.3%
Overseas sales	203.8	184.1	10.7%
Net sales	428.5	408.1	5.0%
Gross profit	174.1	167.8	3.7%
Operating income	25.4	28.2	-10.2%
Income before income taxes	23.4	25.3	-7.7%
Net income	14.0	13.5	3.5%
Net income per share-basic (yen)	19.26	19.50	-0.24
Net income per share-diluted (yen)	18.67	18.40	0.27
Return on equity (%)	2.1	2.3	-0.2%point
Income before income taxes on total assets (%)	1.3	1.5	-0.2%point
Income before income taxes on net sales (%)	5.5	6.2	-0.7%point
Exchange rate (Yen/US$)	119.19	121.72	-2.53
Exchange rate (Yen/EURO)	117.34	108.32	9.02
Expenditure for plant and equipment	20.8	21.8	-1.0
Depreciation for tangible fixed assets	16.9	17.9	-1.0
R&D Expenditure	21.7	22.0	-0.3

3

For the half years ended September 30, 2002, 2001 and year ended March 31, 2002.			(Billions of yen)
	Half year ended	Half year ended	Change	Year ended
	September 30, 2002	September 30, 2001		March 31, 2002
Domestic sales	449.5	452.7	-0.7%	902.6
Overseas sales	407.2	367.3	10.9%	769.6
Net sales	856.8	820.0	4.5%	1,672.3
Gross profit	360.6	341.8	5.5%	699.9
Operating income	61.3	59.9	2.4%	129.6
Income before income taxes	55.6	52.5	6.0%	113.9
Net income	33.5	28.4	18.0%	61.6
Net income per share-basic (yen)	46.11	40.97	5.14	88.27
Net income per share-diluted (yen)	44.68	38.24	6.44	82.46
Return on equity (%)	5.2	5.0	0.2%point	10.4
Income before income taxes on total assets (%)	3.0	3.1	-0.1%point	6.4
Income before income taxes on net sales (%)	6.5	6.4	0.1%point	6.8
Total assets	1,826.3	1,713.0	113.3	1,832.9
Shareholders’ equity	663.6	581.3	82.3	633.0
Interest-bearing debt	543.2	548.6	-5.3	561.4
Equity ratio (%)	36.3	33.9	2.4	34.5
Equity per share (yen)	912.98	837.85	75.13	870.63
Cash flows from operating activities	99.1	44.9	54.1	105.1
Cash flows from investing activities	-33.3	-49.8	16.4	-81.4
Cash flows from financing activities	-16.5	6.0	-22.6	36.2
Cash and cash equivalents at end of period	217.4	109.6	107.7	170.1
Exchange rate (Yen/US$)	123.08	122.16	0.92	125.10
Exchange rate (Yen/EURO)	116.95	107.79	9.16	110.60
Expenditure for plant and equipment	38.4	39.8	-1.3	75.6
Depreciation for tangible fixed assets	33.8	33.1	0.7	73.7
R&D Expenditure	40.2	39.9	0.2	80.7
Number of employees (Japan) (thousand people)	39.8	40.0	-0.2	40.0
Number of employees (Overseas) (thousand people)	34.8	34.4	0.4	34.2

4

*Overview

- In the first half of fiscal 2003, ended September 30, 2002, consolidated net sales advanced 4.5%, to ¥856.8 billion. The gain would have been 2.6% without the impact of foreign exchange.

- Domestic sales decreased 0.7%. This reflected the impact of poor local economic conditions on most operations. On the positive side, the Company did well with new offerings that met new customer needs while concentrating its marketing strategy on printing systems, for which sales climbed 24.5%. Overseas sales increased 10.9%. This stemmed from solid ongoing demand for mainline digital imaging and printing systems and favorable foreign exchange conditions. Without the exchange effect, overseas sales would have advanced 6.6%.

- Operating income was up 2.4%. This improvement was due mainly to increased revenues from new and existing high-value-added core offerings, such as digital PPCs (plain-paper copiers), MFPs (multifunctional printers), and color printers. Other important factors included continued cost-cutting and favorable exchange rates, which offset additional costs to cover losses at Ricoh Elemex Corporation to cover quality problems on some of that company’s metering equipment. Ricoh strove to reduce total other expenses by lowering interest expense, thereby offsetting decreases in interest and dividend income amid sluggish conditions in financial markets. Consequently, income before income taxes, minority interests and equity in earnings of affiliates improved 6.0%.

- These factors translated into an 18.0% rise in net income.

- Management increased interim cash dividends ¥1 per share from the previous corresponding period, to ¥7, with payments to begin on December 2.

*Financial Position

- The Ricoh Group focuses on ongoing efforts to expand free cash flow and reinforce its financial position.

- At the close of the first half of fiscal 2003, net cash provided by operating activities was ¥99.1 billion, up ¥54.1 billion from the previous corresponding term. This rise owed principally to higher net income, increased depreciation and amortization and trade receivables collection, and lower inventories.

- Net cash used in investing activities was ¥33.3 billion, stemming from spending to upgrade production lines for new models and reinforce product development.

- As a result of the above factors, free cash flow totaled ¥65.7 billion.

- During the term, Ricoh endeavored to replace short-term loans with long-term indebtedness while reducing interest-bearing debt. Net cash used in financing activities, including cash dividends paid, was ¥16.5 billion.

- Cash and cash equivalents at the end of the term were thus ¥47.2 billion higher than at the close of the previous year-end, at ¥217.4 billion.

- Since the start of fiscal 2003, Ricoh has included short-term investment securities, which are always available-for-sale, such as MMF (Money Management Funds), in cash equivalents. The effects of this change were as follows:

			(Millions of yen)
	Half year ended	Half year ended	Year ended
Cash and cash equivalents at term-end	September 30, 2002	September 30, 2001	March 31, 2002

Under previous accounting policy	135,136	60,452	142,508
Under new accounting policy	217,418	109,679	170,172
Change	82,282	49,227	27,664

[Graph]
The graphs are omitted, which show consolidated performance for the half year ended September 30, 2000, 2001, and 2002, and for the half year ended March 31, 2001 and 2002.

5

*Consolidated Sales by Category

Imaging Solutions (sales down 6.1%, to ¥430.3 billion)
*Digital Imaging Solutions (sales down 0.8%, to ¥309.3 billion)

In core digital PPCs, the Company reinforced everything in its lineup from low-end models to high-speed machines. Despite expanded sales of the Imagio Neo C240/C320 series and other new models, overall domestic sales declined amid sluggish demand. Overseas, however, sales of digital PPCs were buoyant, particularly for high-speed models.

*Other Imaging Solutions (sales down 17.3%, to ¥120.9 billion)
Lower sales reflected the ongoing trend away from analog PPCs to digital models and MFPs.

Network Input/Output Systems (sales up 30.1%, to ¥218.9 billion)
*Printing Systems (sales up 27.6%, to ¥189.4 billion)

In Japan and abroad, Ricoh continued to introduce new products, strengthening sales of printing equipment and printing solutions in response to customer demand for fast, networkable, and color systems. The Company greatly increased sales of MFPs and color printers during the term.

*Other Input/Output Systems (sales up 48.4%, to ¥29.5 billion)
This business benefited from strong shipments in Japan and internationally of DVD drives and media based on new standards.

Network System Solutions (sales down 2.8%, to ¥100.0 billion)

Ricoh continued to strengthen its useware, document management, and other solutions businesses in response to shifting customer demand away from standalone machines toward networked hardware, software, and services. The sales decline stemmed from reduced purchases of personal computers and servers owing to corporate constraints on information technology spending.

Other Businesses (sales up 18.7%, to ¥107.4 billion)
The higher sales in this category reflected recoveries in the semiconductor business and steady growth in leasing and other operations, which offset slower sales in the metering equipment business.

[Graph]
The graph is omitted, which shows consolidated sales by category for the half year ended September 30, 2001 and 2002.

6

* Consolidated Sales by Geographic Area

Japan (sales down 0.7%, to ¥449.5 billion)

The domestic economy remained stagnant throughout the term. Nonetheless, Ricoh introduced more products and strengthened marketing to maintain solid sales of MFPs, printers, and other printing solutions, and improved such solution businesses as useware. In contrast, the trend toward digital and color equipment dampened sales of analog PPCs and fax machines, while the adverse economic conditions lowered sales in other areas, such as personal computers and servers.

The Americas (sales up 4.8%, to ¥170.4 billion)

Ricoh further improved its sales network, particularly in North America, while endeavoring to raise sales of core digital PPCs, MFPs, and printers. These efforts helped the Company overcome increasingly uncertain economic conditions in the United States.

Europe (sales up 12.2%, to ¥166.1 billion)
With regional economies remaining stable, Ricoh continued to do well with core digital PPCs and MFPs, maintaining top market shares in PPCs. Printer sales were also up.

Others (sales up 24.9%, to ¥70.6 billion)
Sales in China, the rest of Asia, and other regions grew on the strength of the trend toward digitally networked offices that favor color systems.

[Graph]
The graph is omitted, which shows consolidated sales by geographic area for the half year ended September 30, 2001 and 2002.

7

*Segment Information

Business Segment

Office Equipment

Ricoh continued to deliver solid sales of core, high-value-added digital PPCs, MFPs, and color printers, with demand soaring overseas. Both sales and operating income increased, partly because of the foreign exchange impact.

Other Businesses

These businesses benefited from recoveries in demand for semiconductors and strong growth in leasing operations. Operating income declined, however, reflecting expenditure to cover defects on some metering equipment.

[Graph]
The graphs are omitted, which show business segment information for the half year ended September 30, 2001 and 2002.

Assets, Capital Expenditure, and Depreciation		(Billions of yen)
	Half year ended	Half year ended	Change
	September 30, 2002	September 30, 2001
Identifiable assets:
Office Equipment	1,168.9	1,174.0	-5.0
Other Businesses	184.7	172.1	12.6
Capital expenditure:
Office Equipment	35.2	36.3	-1.0
Other Businesses	2.6	2.5	0.1
Depreciation and Amortization:
Office Equipment	29.7	29.2	0.4
Other Businesses	3.1	2.9	0.1

8

Geographic Segment

Japan

In the office equipment business, overall sales were up owing to favorable exports, which offset a decline in domestic sales in this category. Operating income fell, however, reflecting expanded overseas production in keeping with a policy of optimally locating manufacturing operations closer to customer markets, a decline in domestic sales, and the impact of expenditure to address quality problems in the metering equipment business.

The Americas

With the U.S. economic situation unclear and competition intensifying, Ricoh expanded sales of digital systems and strategically reinforced major account sales. These efforts increased overall regional sales and operating income.

Europe
The Company continued to do well, particularly in digital PPCs, MFPs and printers, while maintaining high productivity rates at local plants, leading to a rise in regional sales and operating income.

Others
Sales were again solid in China and elsewhere in Asia and in Oceania, while increased production in China helped increase regional sales and operating income.

[Graph]
The graphs are omitted, which show geographic segment information for the half year ended September 30, 2001 and 2002.

9

(2) Expectations

* Economic projections and Ricoh Group’s initiatives for fiscal 2003
With the domestic economy remaining lackluster and economic conditions in the United States increasingly uncertain, Ricoh expects the operating environment to remain tough.

Under these circumstances, the Group will continue to push ahead with the following initiatives in its five operating regions of Japan, the Americas, Europe, Asia and Oceania, and China, striving to expand revenues, earnings, and cash flow.

• Further globalize operations to increase major account sales
• Reinforce lineup of color PPCs, MFPs, and laser printers to meet growing demand for color among office users
• Provide optimal printing solutions for customers’ digitally networked offices and reinforce printing capabilities centered on MFPs
• Optimally locate Group manufacturing operations closer to customer markets
• Restructure to increase sales and profits and build cash flow

Exchange Rate Assumptions for the 2nd Half Year
US$1 = ¥120.00 (¥123.08 in 1st half year 2002)
Euro1 = ¥115.00 (¥116.95 in 1st half year 2002)

Exchange Rate Assumptions for the full year ended March 31, 2003
US$1 = ¥121.54 (¥125.10 in previous fiscal year)
Euro1 = ¥115.98 (¥110.60 in previous fiscal year)

			(Billions of yen)
	Year ended	Year ended	Change
	March 31, 2003	March 31, 2002
	(Forecast)
Domestic sales	909.0	902.6	0.7%
Overseas sales	841.0	769.6	9.3%
Net sales	1,750.0	1,672.3	4.6%	(*1)
Gross profit	738.5	699.9	5.5%
Operating income	134.0	129.6	3.3%
Income before income taxes	121.5	113.9	6.6%
Net income	71.0	61.6	15.2%	(*2)
Notes:
*1…Net sales would be ninth consecutive year of growth.
*2…Net income would be eleventh consecutive year of growth and ninth consecutive year of record high.

* Ricoh bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

10

Ricoh Company, Ltd. and Consolidated Subsidiaries
INTERIM REPORT (Consolidated. Half year ended September 30, 2002)

*Date of approval for the financial results for the half year ended September 30, 2002, at the Board of Directors' meeting: October 31, 2002

1. Results for the Period from April 1, 2002 to September 30, 2002
(1) Operating Results		(Millions of yen)
	Half year ended	Half year ended	Year ended
	September 30, 2002	September 30, 2001	March 31, 2002
Net sales	856,821	820,087	1,672,340
(% change from the previous corresponding period)	4.5	11.5	8.7
Operating income	61,328	59,904	129,695
(% change from the previous corresponding period)	2.4	17.1	23.4
Income before income taxes	55,673	52,524	113,950
(% change from the previous corresponding period)	6.0	13.8	16.6
Net income	33,525	28,408	61,614
(% change from the previous corresponding period)	18.0	10.1	15.8
Net income per share (yen)	46.11	40.97	88.27
Fully diluted net income per share (yen)	44.68	38.24	82.46
Notes:
i. Equity in income of affiliates: ¥1,608 million; ¥1,016 million (half year ended September 30, 2001); ¥1,891 million (year ended March 31, 2002)
ii. Average number of shares outstanding (consolidated): 727,020,387 shares; 693,402,051 shares (half year ended September 30, 2001); 698,025,167 shares (year ended March 31, 2002)
iii. Some changes have been made in accounting method
iv. Percentage changes in net sales, operating income, income before income taxes, and net income based on the previous corresponding period.

(2) Financial Position		(Millions of yen)
	September 30, 2002	September 30, 2001	March 31, 2002
Total assets	1,826,385	1,713,042	1,832,928
Shareholders' equity	663,665	581,364	633,020
Equity ratio (%)	36.3	33.9	34.5
Equity per share (yen)	912.98	837.85	870.63
Note: Number of shares outstanding as of September 30, 2002: 726,919,110 shares; 693,874,541 shares (September 30, 2001); 727,086,738 shares (March 31, 2002)

(3) Cash Flow		(Millions of yen)
	Half year ended	Half year ended	Year ended
	September 30, 2002	September 30, 2001	March 31, 2002
Cash flows from operating activities	99,119	44,998	105,138
Cash flows from investing activities	-33,395	-49,877	-81,421
Cash flows from financing activities	-16,562	6,046	36,235
Cash and cash equivalents at end of period	217,418	109,679	170,172

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 329; nonconsolidated subsidiaries: 40; affiliated companies: 26
(5) Changes in accounting method, etc.:
Consolidated subsidiaries: 5 additions; 7 removals
Companies accounted for by the equity method: 1 addition; 8 removals

Notes: Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

Net income per share is calculated based on Statement of Financial Accounting Standards(SFAS) No.128.

2. Forecast of operating results from April 1, 2002 to March 31, 2003 (Consolidated)		(Millions of yen)
Net sales		1,750,000
Operating income		134,000
Income before income taxes		121,500
Net income		71,000
Note: Net income per share (Consolidated) 97.67 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2003. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

11

Group Position

The Ricoh Group comprises 369 subsidiaries and 26 affiliates.

Their development, manufacturing, sales, and service activities center on office equipment (copiers and related supplies and communications and information systems), optical equipment, and other devices.

The parent company heads development. The parent company and subsidiaries and affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

<Office Equipment>
In this business category, Ricoh provides products and systems that help enhance the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Ricoh also provides support, service, and related supplies, as well as use ware including IT environment setup, network administration, and user support.

[Main Subsidiaries and Affiliates]
Production
Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd.
The Americas...Ricoh Electronics, Inc.
Europe...Ricoh UK Products Ltd. and Ricoh Industrie France S.A.
Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Sindo Ricoh Co., Ltd., Shanghai Ricoh Facsimile Co., Ltd.

Sales and Service
Japan ...Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
Ricoh Kyushu Co., Ltd., Tokyo Ricoh Co., Ltd., Osaka Ricoh Co., Ltd. and 43 other sales companies nationwide,
Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.
The Americas...Ricoh Corporation, Savin Corporation, Lanier Worldwide, Inc.
Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh France S.A.,
Ricoh Espana S.A., Ricoh Italia S.p.A., NRG Group PLC
Other regions...Ricoh Hong Kong Ltd., Ricoh Asia Pacific Pte, Ltd.,
Ricoh Australia Pty, Ltd., Ricoh New Zealand Ltd.

<Other Businesses>
Manufacturing and marketing analog cameras and optical lenses, semiconductor devices and measuring equipment, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation
Overseas...Taiwan Ricoh Co., Ltd.

Sales
Ricoh Corporation, NRG Group PLC

Other
Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., Coca-Cola West Japan Co., Ltd. (affiliated company)

<Business System Chart>
The following chart can show this group position.

[Chart]
The chart of group position is omitted.

12

1. Statement of Income (Consolidated)
For the three months ended September 30, 2002 and 2001.			(Millions of yen)
	Three months ended September 30, 2002	Three months ended September 30, 2001	Change	%
Net sales	428,550	408,124	20,426	5.0
Cost of sales	254,402	240,245	14,157	5.9
Percentage of net sales (%)	59.4	58.9
Gross Profit	174,148	167,879	6,269	3.7
Percentage of net sales (%)	40.6	41.1
Selling, general and administrative expenses	148,747	139,587	9,160	6.6
Percentage of net sales (%)	34.7	34.2
Operating income	25,401	28,292	-2,891	-10.2
Percentage of net sales (%)	5.9	6.9
Other (income) expense
Interest and dividend income	1,072	1,758	-686	-39.0
Percentage of net sales (%)	0.3	0.4
Interest expense	2,291	2,147	144	6.7
Percentage of net sales (%)	0.5	0.5
Other, net	779	2,560	-1,781	-69.6
Percentage of net sales (%)	0.2	0.6
Income before income taxes,
equity income and minority interests	23,403	25,343	-1,940	-7.7
Percentage of net sales (%)	5.5	6.2
Provision for income taxes	11,019	11,410	-391	-3.4
Percentage of net sales (%)	2.6	2.8
Minority interests in earnings of subsidiaries	-843	1,038	-1,881	-
Percentage of net sales (%)	-0.2	0.3
Equity in earnings of affiliates	777	634	143	22.6
Percentage of net sales (%)	0.2	0.2
Net income	14,004	13,529	475	3.5
Percentage of net sales (%)	3.3	3.3

Reference:	Three months ended	Three months ended
Exchange rate	September 30, ’02	September 30, ’ 01
US$ 1	¥119.19	¥121.72
EURO 1	¥117.34	¥108.32

For the half years ended September 30, 2002, 2001 and year ended March 31, 2002.				(Millions of yen)
	Half year ended September 30, 2002	Half year ended September 30, 2001	Change	%	Year ended March 31, 2002
Net sales	856,821	820,087	36,734	4.5	1,672,340
Cost of sales	496,176	478,191	17,985	3.8	972,394
Percentage of net sales (%)	57.9	58.3			58.1
Gross Profit	360,645	341,896	18,749	5.5	699,946
Percentage of net sales (%)	42.1	41.7			41.9
Selling, general and administrative expenses	299,317	281,992	17,325	6.1	570,251
Percentage of net sales (%)	34.9	34.4			34.1
Operating income	61,328	59,904	1,424	2.4	129,695
Percentage of net sales (%)	7.2	7.3			7.8
Other (income) expense
Interest and dividend income	2,035	2,896	-861	-29.7	4,753
Percentage of net sales (%)	0.2	0.4			0.3
Interest expense	4,030	4,562	-532	-11.7	8,233
Percentage of net sales (%)	0.5	0.6			0.5
Other, net	3,660	5,714	-2,054	-35.9	12,265
Percentage of net sales (%)	0.4	0.7			0.8
Income before income taxes,
equity income and minority interests	55,673	52,524	3,149	6.0	113,950
Percentage of net sales (%)	6.5	6.4			6.8
Provision for income taxes	24,020	23,519	501	2.1	51,147
Percentage of net sales (%)	2.8	2.8			3.0
Minority interests in earnings of subsidiaries	-264	1,613	-1,877	-	3,080
Percentage of net sales (%)	0.0	0.2			0.2
Equity in earnings of affiliates	1,608	1,016	592	58.3	1,891
Percentage of net sales (%)	0.2	0.1			0.1
Net income	33,525	28,408	5,117	18.0	61,614
Percentage of net sales (%)	3.9	3.5			3.7

Reference:	Half year ended	Half Year ended	Year ended
Exchange rate	September 30, ’02	September 30, ’ 01	March 31, ’02
US$ 1	123.08	122.16	125.10
EURO 1	116.95	107.79	110.60

13

2. Net Income Per Share (Consolidated)
For the half years ended September 30, 2002 and 2001, and year ended March 31, 2002.				(Yen)
	Half year ended September 30, 2002	Half year ended September 30, 2001	Change	Year ended March 31, 2002
Net income per share-basic	46.11	40.97	5.14	88.27
Net income per share- diluted	44.68	38.24	6.44	82.46

14

3. Sales by Product Category (Consolidated)
For the three months ended September 30, 2002 and 2001.					(Millions of yen)
	Three months ended September 30, ’02	Three months ended September 30, ’01	Change	%	Change excluding exchange rate effect	%
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	153,096	156,787	-3,691	-2.4	-5,566	-3.6
Percentage of net sales (%)	35.7	38.4
Domestic	64,916	71,278	-6,362	-8.9	-6,362	-8.9
Overseas	88,180	85,509	2,671	3.1	796	0.9
Other Imaging Systems	57,345	69,870	-12,525	-17.9	-13,527	-19.4
Percentage of net sales (%)	13.4	17.1
Domestic	18,555	23,649	-5,094	-21.5	-5,094	-21.5
Overseas	38,790	46,221	-7,431	-16.1	-8,433	-18.2
Total Imaging Solutions	210,441	226,657	-16,216	-7.2	-19,093	-8.4
Percentage of net sales (%)	49.1	55.5
Domestic	83,471	94,927	-11,456	-12.1	-11,456	-12.1
Overseas	126,970	131,730	-4,760	-3.6	-7,637	-5.8
Networking input/output systems:
Printing Systems	94,755	70,955	23,800	33.5	22,255	31.4
Percentage of net sales (%)	22.1	17.4
Domestic	41,908	34,417	7,491	21.8	7,491	21.8
Overseas	52,847	36,538	16,309	44.6	14,764	40.4
Other Input/Output Systems	13,672	9,729	3,943	40.5	3,786	38.9
Percentage of net sales (%)	3.2	2.4
Domestic	2,495	3,399	-904	-26.6	-904	-26.6
Overseas	11,177	6,330	4,847	76.6	4,690	74.1
Total Networking input/output systems	108,427	80,684	27,743	34.4	26,041	32.3
Percentage of net sales (%)	25.3	19.8
Domestic	44,403	37,816	6,587	17.4	6,587	17.4
Overseas	64,024	42,868	21,156	49.4	19,454	45.4
Network system solutions	53,122	54,184	-1,062	-2.0	-1,087	-2.0
Percentage of net sales (%)	12.4	13.3
Domestic	52,469	53,639	-1,170	-2.2	-1,170	-2.2
Overseas	653	545	108	19.8	83	15.2
Office Equipment Total	371,990	361,525	10,465	2.9	5,861	1.6
Percentage of net sales (%)	86.8	88.6
Domestic	180,343	186,382	-6,039	-3.2	-6,039	-3.2
Overseas	191,647	175,143	16,504	9.4	11,900	6.8
< Other Businesses >
Other Businesses	56,560	46,599	9,961	21.4	9,639	20.7
Percentage of net sales (%)	13.2	11.4
Domestic	44,388	37,602	6,786	18.0	6,786	18.0
Overseas	12,172	8,997	3,175	35.3	2,853	31.7
Grand Total	428,550	408,124	20,426	5.0	15,500	3.8
Percentage of net sales (%)	100.0	100.0
Domestic	224,731	223,984	747	0.3	747	0.3
Percentage of net sales (%)	52.4	54.9
Overseas	203,819	184,140	19,679	10.7	14,753	8.0
Percentage of net sales (%)	47.6	45.1
The Americas	86,262	82,776	3,486	4.2	5,107	6.2
Percentage of net sales (%)	20.1	20.3
Europe	82,909	71,966	10,943	15.2	4,916	6.8
Percentage of net sales (%)	19.4	17.6
Other	34,648	29,398	5,250	17.9	4,730	16.1
Percentage of net sales (%)	8.1	7.2
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	Three months ended	Three months ended
Exchange rate	September 30, ’02	September 30, ’ 01
US$ 1	¥119.19	¥121.72
EURO 1	¥117.34	¥108.32

15

For the half years ended September 30, 2002, 2001, and year ended March 31, 2002.						(Millions of yen)
	Half year ended September 30, ’02	Half Year ended September 30, ’ 01	Change	%	Change excluding exchange rate effect	%	Year ended March 31, ’02
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	309,385	311,968	-2,583	-0.8	-9,107	-2.9	654,425
Percentage of net sales (%)	36.1	38.0					39.1
Domestic	135,866	152,522	-16,656	-10.9	-16,656	-10.9	294,827
Overseas	173,519	159,446	14,073	8.8	7,549	4.7	359,598
Other Imaging Systems	120,977	146,353	-25,376	-17.3	-28,673	-19.6	279,755
Percentage of net sales (%)	14.1	17.9					16.7
Domestic	40,961	51,586	-10,625	-20.6	-10,625	-20.6	97,356
Overseas	80,016	94,767	-14,751	-15.6	-18,048	-19.0	182,399
Total Imaging Solutions	430,362	458,321	-27,959	-6.1	-37,780	-8.2	934,180
Percentage of net sales (%)	50.2	55.9					55.8
Domestic	176,827	204,108	-27,281	-13.4	-27,281	-13.4	392,183
Overseas	253,535	254,213	-678	-0.3	-10,499	-4.1	541,997
Networking input/output systems:
Printing Systems	189,408	148,406	41,002	27.6	36,292	24.5	299,231
Percentage of net sales (%)	22.1	18.1					17.9
Domestic	82,016	65,900	16,116	24.5	16,116	24.5	141,273
Overseas	107,392	82,506	24,886	30.2	20,176	24.5	157,958
Other Input/Output Systems	29,535	19,896	9,639	48.4	9,402	47.3	45,016
Percentage of net sales (%)	3.5	2.4					2.7
Domestic	5,958	7,388	-1,430	-19.4	-1,430	-19.4	14,966
Overseas	23,577	12,508	11,069	88.5	10,832	86.6	30,050
Total Networking input/output systems	218,943	168,302	50,641	30.1	45,694	27.2	344,247
Percentage of net sales (%)	25.6	20.5					20.6
Domestic	87,974	73,288	14,686	20.0	14,686	20.0	156,239
Overseas	130,969	95,014	35,955	37.8	31,008	32.6	188,008
Network system solutions	100,052	102,950	-2,898	-2.8	-2,968	-2.9	206,962
Percentage of net sales (%)	11.7	12.6					12.4
Domestic	98,754	102,004	-3,250	-3.2	-3,250	-3.2	204,631
Overseas	1,298	946	352	37.2	282	29.8	2,331
Office Equipment Total	749,357	729,573	19,784	2.7	4,946	0.7	1,485,389
Percentage of net sales (%)	87.5	89.0					88.8
Domestic	363,555	379,400	-15,845	-4.2	-15,845	-4.2	753,053
Overseas	385,802	350,173	35,629	10.2	20,791	5.9	732,336
< Other Businesses >
Other Businesses	107,464	90,514	16,950	18.7	16,173	17.9	186,951
Percentage of net sales (%)	12.5	11.0					11.2
Domestic	86,020	73,325	12,695	17.3	12,695	17.3	149,602
Overseas	21,444	17,189	4,255	24.8	3,478	20.2	37,349
Grand Total	856,821	820,087	36,734	4.5	21,119	2.6	1,672,340
Percentage of net sales (%)	100.0	100.0					100.0
Domestic	449,575	452,725	-3,150	-0.7	-3,150	-0.7	902,655
Percentage of net sales (%)	52.5	55.2					54.0
Overseas	407,246	367,362	39,884	10.9	24,269	6.6	769,685
Percentage of net sales (%)	47.5	44.8					46.0
The Americas	170,433	162,666	7,767	4.8	6,533	4.0	341,747
Percentage of net sales (%)	19.9	19.8					20.4
Europe	166,169	148,135	18,034	12.2	5,670	3.8	311,312
Percentage of net sales (%)	19.4	18.1					18.6
Other	70,644	56,561	14,083	24.9	12,066	21.3	116,626
Percentage of net sales (%)	8.2	6.9					7.0
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	Half year ended	Half Year ended	Year ended
Exchange rate	September 30, ’02	September 30, ’ 01	March 31, ’02
US$ 1	¥123.08	¥122.16	¥125.10
EURO 1	¥116.95	¥107.79	¥110.60

16

4. Balance Sheets (Consolidated)
September 30, 2002 and March 31, 2002
Assets			(Millions of yen)
	September 30, 2002	March 31, 2002	Change
Current Assets
Cash and time deposits	225,387	182,650	42,737
Trade receivables	406,579	442,399	-35,820
Marketable securities	2,118	22,935	-20,817
Inventories	148,984	162,176	-13,192
Other current assets	54,876	53,508	1,368
Total Current Assets	837,944	863,668	-25,724
Fixed Assets
Tangible fixed assets	252,731	259,380	-6,649
Finance receivable	463,853	447,829	16,024
Other Investments	271,857	262,051	9,806
Total Fixed Assets	988,441	969,260	19,181
Total Assets	1,826,385	1,832,928	-6,543
Note:
Contents of cash and time deposits:
Cash and cash equivalents	217,418	170,172
Time deposits	7,969	12,478

*…Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 8. Significant Accounting Policies (Consolidated) (6))

Liabilities and Shareholders’ Investment			(Millions of yen)
	September 30, 2002	March 31, 2002	Change
Current Liabilities
Trade payables	268,403	277,753	-9,350
Short-term borrowings	180,383	228,408	-48,025
Other current liabilities	154,264	159,540	-5,276
Total Current Liabilities	603,050	665,701	-62,651
Fixed Liabilities
Long-term indebtedness	362,909	332,995	29,914
Retirement benefit obligation	116,253	119,572	-3,319
Other fixed liabilities	26,310	30,592	-4,282
Total Fixed Liabilities	505,472	483,159	22,313
Total Liabilities	1,108,522	1,148,860	-40,338
Minority Interest	54,198	51,048	3,150
Shareholders’ Investment
Common stock	120,489	120,461	28
Additional paid-in capital	171,656	171,628	28
Retained earnings	414,176	385,741	28,435
Accumulated other comprehensive income	-41,762	-44,376	2,614
Treasury stock	-894	-434	-460
Total Shareholders’ Investment	663,665	633,020	30,645
Total Liabilities and Shareholders’ Investment	1,826,385	1,832,928	-6,543
Note: Other comprehensive income;
Net unrealized holding gains on available-for-sale securities	9,466	10,566	-1,100
Pension liability adjustments	-35,185	-39,710	4,525
Net unrealized gains (losses) on derivative instruments	-183	-207	24
Cumulative translation adjustments	-15,860	-15,025	-835

Reference: Exchange rate	September 30, 2002	March 31, 2002
US$ 1	¥122.60	¥133.25
EURO 1	¥120.37	¥116.14

5. Retained Earnings
For the half year ended September 30, 2002 and year ended March 31, 2002			(Millions of yen)
		Half year ended September 30, 2002	Year ended March 31, 2002
Retained earnings (beginning balance)		385,741	332,447
Net income		33,525	61,614
Cash dividends		5,090	8,320
Retained earnings (ending balance)		414,176	385,741

17

6. Statements of Cash Flow (Consolidated)
For the half year ended September 30, 2002, 2001 and year ended March 31, 2002			(Millions of yen)
	Half year ended September 30, 2002	Half year ended September 30, 2001	Year ended March 31, 2002
I. Cash Flows from Operating Activities:
1. Net income	33,525	28,408	61,614
2. Adjustments to reconcile net income to net cash
provided by operating activities—
Depreciation and amortization	36,782	33,113	73,782
Equity in earnings of affiliates, net of dividends received	-670	-557	-1,260
Deferred income taxes	-5,030	342	-1,218
Loss on disposal and sales of tangible fixed assets	777	856	1,665
Changes in assets and liabilities—
Decrease (increase) in trade receivables	30,129	3,201	-20,006
Decrease in inventories	9,521	10,955	21,194
Increase in finance receivables	-20,230	-11,139	-13,620
Decrease in trade payables	-5,339	-18,863	-19,535
Decrease in accrued income taxes and
accrued expenses and other	-2,004	-16,443	-13,592
Retirement benefit obligation, net	5,354	5,428	8,374
Other, net	16,304	9,697	7,740
Net cash provided by operating activities	99,119	44,998	105,138
II. Cash Flows from Investing Activities:
1. Proceeds from sales of plant and equipment	174	452	756
2. Expenditures for tangible fixed assets	-36,576	-39,646	-75,231
3. Payments for purchases of available-for-sale securities	-22,019	-5,903	-10,025
4. Proceeds from sales of available-for-sale securities	22,133	6,819	24,568
5. (Increase) decrease in investments in and advances to affiliates	-586	26	5
6. Decrease (increase) in time deposits	3,815	-4,804	-477
7. Other, net	-336	-6,821	-21,017
Net cash used in investing activities	-33,395	-49,877	-81,421
III. Cash Flows from Financing Activities:
1. Proceeds from long-term indebtedness	51,032	20,549	71,075
2. Repayment of long-term indebtedness	-11,559	-34,832	-79,640
3. Decrease in short-term borrowings, net	-48,641	-4,739	-39,414
4. Proceeds from issuance of long-term debt securities	10,000	39,500	103,500
5. Repayment of long-term debt securities	-11,553	-10,000	-10,000
6. Cash dividends paid	-5,089	-4,156	-8,322
7. Other, net	-752	-276	-964
Net cash provided by (used in) financing activities	-16,562	6,046	36,235
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	-1,916	766	2,474
V. Net Increase in Cash and Cash Equivalents	47,246	1,933	62,426
VI. Cash and Cash Equivalents at Beginning of Year	170,172	107,746	107,746
VII. Cash and Cash Equivalents at End of Period	217,418	109,679	170,172

*…Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 8. Significant Accounting Policies (Consolidated) (6))

18

7. Segment Information
(1) Industry Segment Information
For the three months ended September 30, 2002 and 2001.			(Millions of yen)
	Three months ended September 30, 2002	Three months ended September 30, 2001	Change	%
Net sales:
Office Equipment	371,990	361,525	10,465	2.9
Other Businesses	57,314	47,510	9,804	20.6
Intersegment	-754	-911	157	-17.2
Total	428,550	408,124	20,426	5.0
Operating expenses
Office Equipment	325,007	319,097	5,910	1.9
Other Businesses	60,766	46,771	13,995	29.9
Intersegment	-736	-936	200	-21.4
Corporate	18,112	14,900	3,212	21.6
Total	403,149	379,832	23,317	6.1
Operating income:
Office Equipment	46,983	42,428	4,555	10.7
Operating income on office equipment sales(%)	12.6	11.7	0.9
Other Businesses	-3,452	739	-4,191	-
Operating income on other business sales(%)	-6.0	1.6	-7.6
Intersegment	-18	25	-43	-
Corporate	-18,112	-14,900	-3,212	21.6
Consolidated operating income	25,401	28,292	-2,891	-10.2
Other income(expenses)	-1,998	-2,949	951	-32.2
Income before income tax	23,403	25,343	-1,940	-7.7
Identificable assets:
Office Equipment	1,168,995	1,174,019	-5,024	-0.4
Other Businesses	184,776	172,132	12,644	7.3
Elimination	-6,851	-8,722	1,871	-21.5
Corporate assets	479,465	375,613	103,852	27.6
Total	1,826,385	1,713,042	113,343	6.6
Capital expenditure:
Office Equipment	19,352	20,008	-656	-3.3
Other Businesses	1,194	1,368	-174	-12.7
Corporate	266	487	-221	-45.4
Total	20,812	21,863	-1,051	-4.8
Depreciation and Amortization:
Office Equipment	14,411	15,988	-1,577	-9.9
Other Businesses	1,802	1,397	405	29.0
Corporate	699	579	120	20.7
Total	16,912	17,964	-1,052	-5.9

19

For the half years ended September 30, 2002 and 2001, and year ended March 31, 2002.				(Millions of yen)
	Half year ended September 30, 2002	Half year ended September 30, 2001	Change	%	Year ended March 31, 2002
Net sales:
Office Equipment	749,357	729,573	19,784	2.7	1,485,389
Other Businesses	108,956	92,576	16,380	17.7	190,815
Intersegment	-1,492	-2,062	570	-27.6	-3,864
Total	856,821	820,087	36,734	4.5	1,672,340
Operating expenses:
Office Equipment	655,773	645,127	10,646	1.7	1,304,079
Other Businesses	112,047	91,216	20,831	22.8	187,424
Intersegment	-1,487	-2,087	600	-28.7	-3,893
Corporate	29,160	25,927	3,233	12.5	55,035
Total	795,493	760,183	35,310	4.6	1,542,645
Operating income:
Office Equipment	93,584	84,446	9,138	10.8	181,310
Operating income on office equipment sales(%)	12.5	11.6	0.9		12.2
Other Businesses	-3,091	1,360	-4,451	-	3,391
Operating income on other business sales(%)	-2.8	1.5	-4.3		1.8
Intersegment	-5	25	-30	-	29
Corporatee	-29,160	-25,927	-3,233	12.5	-55,035
Consolidated operating income	61,328	59,904	1,424	2.4	129,695
Other income(expenses)	-5,655	-7,380	1,725	-23.4	-15,745
Income before income tax	55,673	52,524	3,149	6.0	113,950
Identificable assets:
Office Equipment	1,168,995	1,174,019	-5,024	-0.4	1,219,723
Other Businesses	184,776	172,132	12,644	7.3	185,158
Elimination	-6,851	-8,722	1,871	-21.5	-6,991
Corporate assets	479,465	375,613	103,852	27.6	435,038
Total	1,826,385	1,713,042	113,343	6.6	1,832,928
Capital expenditure:
Office Equipment	35,202	36,300	-1,098	-3.0	68,513
Other Businesses	2,673	2,510	163	6.5	5,633
Corporate	546	1,007	-461	-45.8	1,530
Total	38,421	39,817	-1,396	-3.5	75,676
Depreciation and Amortization:
Office Equipment	29,718	29,298	420	1.4	64,426
Other Businesses	3,115	2,928	187	6.4	7,448
Corporate	1,062	887	175	19.7	1,908
Total	33,895	33,113	782	2.4	73,782

20

(2) Geographic Segment Information
For the three months ended September 30, 2002 and 2001.			(Millions of yen)
	Three months ended September 30, 2002	Three months ended September 30, 2001	Change	%
Net sales:
Japan
Unaffiliated Customers	238,610	232,155	6,455	2.8
Intersegment	74,386	71,671	2,715	3.8
Total	312,996	303,826	9,170	3.0
The Americas
Unaffiliated Customers	82,734	82,612	122	0.1
Intersegment	1,278	1,873	-595	-31.8
Total	84,012	84,485	-473	-0.6
Europe
Unaffiliated Customers	82,046	71,580	10,466	14.6
Intersegment	535	1,224	-689	-56.3
Total	82,581	72,804	9,777	13.4
Other
Unaffiliated Customers	25,160	21,777	3,383	15.5
Intersegment	19,254	14,666	4,588	31.3
Total	44,414	36,443	7,971	21.9

Intersegment	-95,453	-89,434	-6,019	6.7
Total	428,550	408,124	20,426	5.0
Operating expenses:
Japan	301,485	283,945	17,540	6.2
The Americas	77,845	81,414	-3,569	-4.4
Europe	78,871	70,640	8,231	11.7
Other	42,112	34,979	7,133	20.4
Corporate and eliminations	-97,164	-91,146	-6,018	6.6
Total	403,149	379,832	23,317	6.1
Operating income:
Japan	11,511	19,881	-8,370	-42.1
Operating income on sales in Japan (%)	3.7	6.5	-2.9
The Americas	6,167	3,071	3,096	100.8
Operating income on sales in The America (%)	7.3	3.6	3.7
Europe	3,710	2,164	1,546	71.4
Operating income on sales in Europe (%)	4.5	3.0	1.5
Other	2,302	1,464	838	57.2
Operating income on sales in other regions (%)	5.2	4.0	1.2
Corporate and eliminations	1,711	1,712	-1	-0.1
Consolidated operating income	25,401	28,292	-2,891	-10.2
Other income(expenses)	-1,998	-2,949	951	-32.2
Income before income tax	23,403	25,343	-1,940	-7.7
Identifiable assets:
Japan	1,047,667	1,040,786	6,881	0.7
The Americas	204,813	210,771	-5,958	-2.8
Europe	165,816	159,918	5,898	3.7
Other	59,483	60,453	-970	-1.6
Eliminations	-130,859	-134,499	3,640	-2.7
Corporate assets	479,465	375,613	103,852	27.6
Total	1,826,385	1,713,042	113,343	6.6

21

For the half year ended September 30, 2002 and 2001, and year ended March 31, 2002.				(Millions of yen)
	Half year ended September 30, 2002	Half year ended September 30, 2001	Change	%	Year ended March 31, 2002
Net sales:
Japan
Unaffiliated Customers	478,814	467,270	11,544	2.5	938,946
Intersegment	152,398	150,594	1,804	1.2	309,745
Total	631,212	617,864	13,348	2.2	1,248,691
The Americas
Unaffiliated Customers	164,940	162,139	2,801	1.7	338,016
Intersegment	2,537	3,365	-828	-24.6	8,937
Total	167,477	165,504	1,973	1.2	346,953
Europe
Unaffiliated Customers	165,668	147,786	17,882	12.1	309,086
Intersegment	1,432	2,160	-728	-33.7	4,265
Total	167,100	149,946	17,154	11.4	313,351
Other
Unaffiliated Customers	47,399	42,892	4,507	10.5	86,292
Intersegment	34,830	29,179	5,651	19.4	60,655
Total	82,229	72,071	10,158	14.1	146,947

Intersegment	-191,197	-185,298	-5,899	3.2	-383,602
Total	856,821	820,087	36,734	4.5	1,672,340
Operating expenses:
Japan	593,978	564,897	29,081	5.1	1,142,522
The Americas	159,936	163,283	-3,347	-2.0	335,521
Europe	160,097	145,242	14,855	10.2	301,152
Other	77,669	69,398	8,271	11.9	139,874
Corporate and eliminations	-196,187	-182,637	-13,550	7.4	-376,424
Total	795,493	760,183	35,310	4.6	1,542,645
Operating income:
Japan	37,234	52,967	-15,733	-29.7	106,169
Operating income on sales in Japan (%)	5.9	8.6	-2.7		8.5
The Americas	7,541	2,221	5,320	239.5	11,432
Operating income on sales in The America (%)	4.5	1.3	3.2		3.3
Europe	7,003	4,704	2,299	48.9	12,199
Operating income on sales in Europe (%)	4.2	3.1	1.1		3.9
Other	4,560	2,673	1,887	70.6	7,073
Operating income on sales in other regions (%)	5.5	3.7	1.8		4.8
Corporate and eliminations	4,990	-2,661	7,651	-	-7,178
Consolidated operating income	61,328	59,904	1,424	2.4	129,695
Other income(expenses)	-5,655	-7,380	1,725	-23.4	-15,745
Income before income tax	55,673	52,524	3,149	6.0	113,950
Identifiable assets:
Japan	1,047,667	1,040,786	6,881	0.7	1,084,387
The Americas	204,813	210,771	-5,958	-2.8	228,743
Europe	165,816	159,918	5,898	3.7	172,408
Other	59,483	60,453	-970	-1.6	61,549
Eliminations	-130,859	-134,499	3,640	-2.7	-149,197
Corporate assets	479,465	375,613	103,852	27.6	435,038
Total	1,826,385	1,713,042	113,343	6.6	1,832,928

22

8.Significant Accounting Policies (Consolidated)
1. Items relating to the scale of consolidation and the application of the equity method
Consolidated subsidiaries:
5 additions including Ricoh Software Technology (Shanghai) Co., Ltd.
7 removals including INRG Hong Kong Ltd.
Companies accounted for by the equity method:
1 addition: Ricres Co.,Ltd.
8 removals including Ricoh San-ai Tourist Co.,Ltd.
2. Consolidated Accounting Policies (Summary)
(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh. Investments in 20% to 50% owned companies are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain investments in debt and equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. Available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold was computed based on the average cost of each security held at the time of sale.
(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.
(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."
(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, "Goodwill and Other Intangible Assets." goodwill and certain other intangible assets that are determined to have indefinite life are not amortized. SFAS No. 142 requires to test for impairment at least annually.

(6) Cash and Cash Equivalents

Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Cash and cash equivalents formerly included cash, negotiable certificates of deposit, time deposits with a maturity of three months or less at the date of purchase and so on. In addition to the above, Ricoh decided to include short-term investment securities into cash equivalents which are available-for-sale at any time and present insignificant risk of changes in value, such as Money Management Funds and Free Financial Funds. Ricoh believes this change to disclose a financial status more preferable, since such short-term investment securities increase in fund operation of Ricoh.

Accompanied by this change, Ricoh restated consolidated balance sheet and consolidated statements of cash flow for prior years. The effect of this change was to increase cash and cash equivalents increased by ¥49,277 million and ¥27,664 million and to decrease equivalently Marketable securities on balance sheet as of September 30, 2001 and March 31, 2002, respectively, and net cash used in investing activities decrease by ¥5,938 million and increase by ¥15,629 million in consolidated statements of cash flow for half year ended September 30, 2001 and year ended March 31, 2002.

23

(7) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. Note
New Accounting Standards

From year ended March 31, 2003, Ricoh has adopted SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.”SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method.

SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill.

Ricoh has completed the transitional impairment test for existing goodwill as required by SFAS No. 142. Ricoh has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of SFAS No. 142.

24

9. Notes to Consolidated Financial Statements

(1) Fair Value of Marketable Securities
The non-marketable securities as of September 30, 2002 and March 31, 2002 primarily relate to less than 20%-owned companies.
The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2002 and March 31, 2002 are as follows:
			(Millions of yen)
Half year ended September 30, 2002
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate debt securities	2,119	-	1	2,118
Other	-	-	-	-
	2,119	-	1	2,118
Noncurrent:
Equity securities	7,582	5,931	647	12,866
Corporate debt securities	15,020	6	97	14,929
Other	10,294	5	1,140	9,159
Nonmarketable securities	7,519	-	-	7,519
	40,415	5,942	1,884	44,473

			(Millions of yen)
Year ended March 31, 2002
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate debt securities	21,338	1,205	12	22,531
Other	404	-	-	404
	21,742	1,205	12	22,935
Noncurrent:
Equity securities	7,457	6,025	469	13,013
Corporate debt securities	20	6	-	26
Other	10,612	205	519	10,298
Nonmarketable securities	5,549	-	-	5,549
	23,638	6,236	988	28,886

*…Effective from April 1, 2002, short-term investment securities, which are available-for-sale at any time, such as Money Management Funds, are included in cash equivalents. Result for prior years are restated. (See 8. Significant Accounting Policies (Consolidated) (6))

25

(2) Derivative
The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities.

From fiscal year ended March 31, 2002, the Company adopted FASB Statement No. 133 and FASB Statement No. 138, based on which changes in the fair values of all derivative instruments are recognized as assets or liabilities in the consolidated balance sheets.

The Company and certain of its subsidiaries enter into foreign currency contracts and foreign currency options to hedge assets and liabilities denominated in foreign currencies.

Ricoh enters into interest rate swap agreements to reduce interest rate risk and the fair value of the principal on its outstanding debt and to lower the risks of cash flow fluctuations. Most of these agreements are designated as fair value hedges and cash flow hedges in line with FASB Statement No. 133.

Fluctuations in the fair value of derivative instruments designated as fair value hedges are recorded as other income (expenses) in the consolidated statements of income. These amounts did not materially affect Ricoh's consolidated results of operations in the half year ended September 30, 2002.

Fluctuations in the fair value of derivative instruments designated as cash flow hedges are recorded as accumulated other comprehensive income (loss) in the consolidated balance sheets. They are transferred to the consolidated statements of income once interest for the hedged loans are accrued. Of accumulated other comprehensive income (loss) as of September 30, 2002, Ricoh expects to recognize losses in amount of ¥147 million in the consolidated statements of income within the following 12 months.

These derivative instruments exposed to credit risk in the event of nonperformance by counterparties. However, these counterparties are financial institutions with high credit ratings, so Ricoh deems the credit risk negligible. The Company has optimally concentrated credit risk by diversifying its dealings with counterparties.

The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2002, and September 30, 2002 are as follows:
		(Millions of yen)
Half year ended September 30, 2002
	Carrying amount	Estimated Fair value
Interest rate swap agreements, net	4,158	4,158
Foreign currency contracts-net credit	-157	-157
Currency options-net credit	-482	-482
Total	3,519	3,519
		(Millions of yen)
Year ended March 31, 2002
	Carrying amount	Estimated Fair value
Interest rate swap agreements, net	4,081	4,081
Foreign currency contracts-net credit	-8,304	-8,304
Currency options	-314	-314
Total	-4,537	-4,537

(3) Transactions of Ricoh with affiliates		(Millions of yen)
	September 30, 2002	March 31, 2002
Account balances:
Receivables	6,306	8,513
Payables	2,191	2,858

		(Millions of yen)
	Half year ended September 30, 2002	Year ended March 31, 2002
Transactions:
Sales	14,541	25,413
Purchases	10,684	15,584
Dividend income	938	1,133

26

Ricoh Company, Ltd.
INTERIM REPORT -APPENDIX- (Half year ended September 30, 2002)

1. Quarterly Performance Outline (Consolidated)

	1st Quarter ended	Change	2nd Quarter ended	Change
	June 30, ’02	(%)	September 30, ’02	(%)
Net sales (billions of yen)	428.2	4.0	428.5	5.0
Gross profit (billions of yen)	186.4	7.2	174.1	3.7
Operating income (billions of yen)	35.9	13.6	25.4	-10.2
Income before income taxes (billions of yen)	32.2	18.7	23.4	-7.7
Net income (billions of yen)	19.5	31.2	14.0	3.5
Interim (net) income per share (yen)	26.85	-	19.26	-
Capital expenditure (billions of yen)	17.6	-	20.8	-
Depreciation for tangible fixed assets (billions of yen)	16.9	-	16.9	-
R&D expenditure (billions of yen)	18.4	-	21.7	-
Interest income (expenses) net (billions of yen)	-0.7	-	-1.2	-
Exchange rate (Yen/US$)	127.01	-	119.19	-
Exchange rate (Yen/EURO)	116.56	-	117.34	-

27

2. Quarterly Sales by Product Category (Consolidated)

					(Billions of yen)
	1Q ended June 30,'02	Change %	Change excluding exchange rate effect %	2Q ended Sept. 30,'02	Change %	Change excluding exchange rate effect %
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	156.2	0.7	-2.3	153.0	-2.4	-3.6
Domestic	70.9	-12.7	-12.7	64.9	-8.9	-8.9
Overseas	85.3	15.4	9.1	88.1	3.1	0.9
Other Imaging Systems	63.6	-16.8	-19.8	57.3	-17.9	-19.4
Domestic	22.4	-19.8	-19.8	18.5	-21.5	-21.5
Overseas	41.2	-15.1	-19.8	38.7	-16.1	-18.2
Total Imaging Solutions	219.9	-5.1	-8.1	210.4	-7.2	-8.4
Domestic	93.3	-14.5	-14.5	83.4	-12.1	-12.1
Overseas	126.5	3.3	-2.3	126.9	-3.6	-5.8
Networking input/output systems:
Printing Systems	94.6	22.2	18.1	94.7	33.5	31.4
Domestic	40.1	27.4	27.4	41.9	21.8	21.8
Overseas	54.5	18.7	11.8	52.8	44.6	40.4
Other Input/Output Systems	15.8	56.0	55.2	13.6	40.5	38.9
Domestic	3.4	-13.2	-13.2	2.4	-26.6	-26.6
Overseas	12.4	100.7	99.4	11.1	76.6	74.1
Total Networking input/output systems	110.5	26.1	22.4	108.4	34.4	32.3
Domestic	43.5	22.8	22.8	44.4	17.4	17.4
Overseas	66.9	28.4	22.2	64.0	49.4	45.4
Network system solutions	46.9	-3.8	-3.9	53.1	-2.0	-2.0
Domestic	46.2	-4.3	-4.3	52.4	-2.2	-2.2
Overseas	0.6	60.8	49.6	0.6	19.8	15.2
Office Equipment Total	377.3	2.5	-0.2	371.9	2.9	1.6
Domestic	183.2	-5.1	-5.1	180.3	-3.2	-3.2
Overseas	194.1	10.9	5.1	191.6	9.4	6.8
< Other Businesses >
Other Businesses	50.9	15.9	14.9	56.5	21.4	20.7
Domestic	41.6	16.5	16.5	44.3	18.0	18.0
Overseas	9.2	13.2	7.6	12.1	35.3	31.7
Grand Total	428.2	4.0	1.4	428.5	5.0	3.8
Domestic	224.8	-1.7	-1.7	224.7	0.3	0.3
Overseas	203.4	11.0	5.2	203.8	10.7	8.0
The Americas	84.1	5.4	1.8	86.2	4.2	6.2
Europe	83.2	9.3	1.0	82.9	15.2	6.8
Other	35.9	32.5	27.0	34.6	17.9	16.1
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	Three months ended			Three months ended
Exchange rate	June 30, ’02			September 30, ’02
US$ 1	¥127.01			¥119.19
EURO 1	¥116.56			¥117.34

28

3. Forecast (Consolidated)
(1) Performance Outline (Consolidated)
	Year ended March 31, 2002	Half year ended September 30, 2002	2nd half year ended March 31, 2003	Year ended March 31, 2003
			(Forecast)	(Forecast)
Net sales (billions of yen)	1,672.3	856.8	893.1	1,750.0
(% change from the previous corresponding period)	8.7	4.5	4.8	4.6
Gross profit (billions of yen)	699.9	360.6	377.8	738.5
(% change from the previous corresponding period)	14.1	5.5	5.5	5.5
Operating income (billions of yen)	129.6	61.3	72.6	134.0
(% change from the previous corresponding period)	23.4	2.4	4.1	3.3
Income before income taxes (billions of yen)	113.9	55.6	65.8	121.5
(% change from the previous corresponding period)	16.6	6.0	7.2	6.6
Net income (billions of yen)	61.6	33.5	37.4	71.0
(% change from the previous corresponding period)	15.8	18.0	12.9	15.2
Net income per share (yen)	88.27	46.11	51.56	97.67
Capital expenditure (billions of yen)	75.6	38.4	43.6	82.0
Depreciation for tangible fixed assets (billions of yen)	73.7	33.8	41.2	75.0
R&D expenditure (billions of yen)	80.7	40.2	42.8	83.0
Interest income (expenses) net (billions of yen)	-3.4	-1.9	-2.2	-4.2
Exchange rate (Yen/US$)	125.10	123.08	120.00	121.54
Exchange rate (Yen/EURO)	110.60	116.95	115.00	115.98

29

(2) Forecast of Sales by Product Category (Consolidated)
								(Billions of yen)
	Half year ended Sept.30,'02	Half year ended March 31,2003				Year ended March 31,2003
		Forecast	Change %	Forecast(*)	Change %	Forecast	Change %	Forecast(*)	Change %
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	309.3	315.6	-7.8	318.6	-7.0	625.0	-4.5	621.5	-5.0
Domestic	135.8	135.1	-5.0	135.1	-5.0	271.0	-8.1	271.0	-8.1
Overseas	173.5	180.4	-9.8	183.5	-8.3	354.0	-1.6	350.5	-2.5
Other Imaging Systems	120.9	100.5	-24.6	102.4	-23.2	221.5	-20.8	220.1	-21.3
Domestic	40.9	35.5	-22.4	35.5	-22.4	76.5	-21.4	76.5	-21.4
Overseas	80.0	64.9	-25.8	66.8	-23.7	145.0	-20.5	143.6	-21.3
Total Imaging Solutions	430.3	416.1	-12.6	421.0	-11.5	846.5	-9.4	841.6	-9.9
Domestic	176.8	170.6	-9.3	170.6	-9.3	347.5	-11.4	347.5	-11.4
Overseas	253.5	245.4	-14.7	250.3	-13.0	499.0	-7.9	494.1	-8.8
Networking input/output systems:
Printing Systems	189.4	228.5	51.6	230.8	53.0	418.0	39.7	415.5	38.9
Domestic	82.0	92.9	23.4	92.9	23.4	175.0	23.9	175.0	23.9
Overseas	107.3	135.6	79.7	137.8	82.7	243.0	53.8	240.5	52.3
Other Input/Output Systems	29.5	32.9	31.2	32.7	30.2	62.5	38.8	62.0	37.7
Domestic	5.9	5.0	-33.5	5.0	-33.5	11.0	-26.5	11.0	-26.5
Overseas	23.5	27.9	59.2	27.6	57.7	51.5	71.4	51.0	69.7
Total Networking input/output systems	218.9	261.5	48.7	263.5	49.8	480.5	39.6	477.5	38.7
Domestic	87.9	98.0	18.2	98.0	18.2	186.0	19.0	186.0	19.0
Overseas	130.9	163.5	75.9	165.4	77.9	294.5	56.6	291.5	55.0
Network system solutions	100.0	104.4	0.4	104.4	0.4	204.5	-1.2	204.4	-1.2
Domestic	98.7	102.2	-0.4	102.2	-0.4	201.0	-1.8	201.0	-1.8
Overseas	1.2	2.2	59.0	2.2	60.4	3.5	50.2	3.4	48.0
Office Equipment Total	749.3	782.1	3.5	789.0	4.4	1,531.5	3.1	1,523.5	2.6
Domestic	363.5	370.9	-0.7	370.9	-0.7	734.5	-2.5	734.5	-2.5
Overseas	385.8	411.1	7.6	418.0	9.4	797.0	8.8	789.0	7.7
< Other Businesses >
Other Businesses	107.4	111.0	15.1	111.3	15.5	218.5	16.9	218.0	16.6
Domestic	86.0	88.4	16.0	88.4	16.0	174.5	16.6	174.5	16.6
Overseas	21.4	22.5	11.9	22.8	13.5	44.0	17.8	43.5	16.6
Grand Total	856.8	893.1	4.8	900.3	5.6	1,750.0	4.6	1,741.6	4.1
Domestic	449.5	459.4	2.1	459.4	2.1	909.0	0.7	909.0	0.7
Overseas	407.2	433.7	7.8	440.9	9.6	841.0	9.3	832.6	8.2
The Americas	170.4	178.5	-0.3	189.5	5.8	349.0	2.1	358.7	5.0
Europe	166.1	177.8	9.0	172.8	6.0	344.0	10.5	326.7	4.9
Other	70.6	77.3	28.8	78.5	30.8	148.0	26.9	147.2	26.2
* Excluding foreign exchange impact
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(Multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:
	Half year ended		Year ended		Half year ended		Half year ended		Year ended
Exchange rate	March 31, ’02		March 31, ’02		Sept. 30, ’02		March. 31, ’03		March 31, ’03
US$ 1	¥128.06		¥125.10		¥123.08		¥120.00		¥121.54
EURO 1	¥113.42		¥110.60		¥116.95		¥115.00		¥115.98

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4. 3rd Quarter Performance Forecast (Consolidated)

For the three months ended December 31, 2002 and 2001					(Billions of yen)
			Three months ended	Three months ended	Change
			December 31, 2001	December 31, 2002
				(Forecast)
Domestic sales			211.7	218.0	6.2
Overseas sales			189.5	212.0	22.4
Net sales			401.3	430.0	28.6
Gross profit			173.6	185.1	11.4
Operating income			29.7	31.5	1.7
Income before income taxes			25.8	27.5	1.6
Net income			14.8	16.1	1.2
Exchange rate
US$1=¥120.00 (¥123.70 in previous corresponding period)
EURO1=¥115.00 (¥110.74 in previous corresponding period)

5. Calculation Information Where the Equity Method Is Applied to Ricoh’s Leasing Subsidiary

The statements of income and the balance sheets below reflect the application of the equity method where Ricoh Leasing Company, Ltd., is excluded from the consolidated accounts.

Statements of Income (Half Year ended September 30, 2002)					(Billions of yen)
				Consolidated	Equity Method
Net sales				856.8	799.7
Gross profit				360.6	352.0
Operating income				61.3	54.1
Income before income taxes				55.6	48.8
Net income				33.5	33.5

Balance Sheets (September 30, 2002)					(Billions of yen)
	Consolidated	Equity Method		Consolidated	Equity Method
Current assets	837.9	964.1	Short-term borrowings	180.3	118.7
Fixed assets	988.4	602.2	Other current Liabilities	422.6	480.3
			Current assets	603.0	599.1
			Long-term borrowings	362.9	135.7
			Other fixed liabilities	142.5	141.9
			Fixed liabilities	505.4	277.6
			Minority interest	54.1	25.9
			Shareholders’ investment	663.6	663.6
Assets	1,826.3	1,566.4	Liabilities and	1,826.3	1,566.4
			shareholders’ investment

Key Financial Ratios (Half Year ended September 30, 2002)
		Consolidated	Change from	Equity Method	Change from
			previous period		previous period
Return on assets		3.0%	0.0% point	3.1%	-0.1% point
Return on equity		5.2%	+0.2% point	5.2%	+0.2% point
Equity ratio		36.3%	+2.4% points	42.4%	+2.8% points
Debt/Total assets		29.7%	-2.3% points	16.2%	0.0% point
Debt/Equity		81.9%	-12.5% points	38.4%	-2.7% points
Total assets turnover		0.47	-	0.51	-

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